UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): July 9, 2018

BRIX STUDENT HOUSING REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Effective July 9, 2018, Brix Student Housing REIT, Inc. (the “Company”) appointed Ms. Sandra G. Sciutto to serve as Senior Vice President and Chief Accounting Officer of the Company. The Company created this new position of Chief Accounting Officer in order to strengthen and enhance its accounting staff. Ms. Sciutto will report to Mr. Raymond J. Pacini, the Company’s Chief Financial Officer. In her position, Ms. Sciutto will succeed Mr. Pacini as the Company’s principal accounting officer for purposes of applicable forms and regulations of the U.S. Securities and Exchange Commission.

In connection with her appointment, Ms. Sciutto has resigned as an independent director of the Company.

Ms. Sciutto, 58, also serves as Senior Vice President and Chief Accounting Officer of affiliated REIT programs, RW Holdings NNN REIT, Inc. and Rich Uncles Real Estate Investment Trust I. From October 2016 to June 2018, Sandra Sciutto served as Chief Financial Officer for Professional Real Estate Services Inc., a privately held, full-service commercial real estate investment and operating company based in Orange County, California. From November 2012 to April 2016, Ms. Sciutto served as Chief Financial Officer and Investment Committee Member for Shopoff Realty Investments, L.P., a real estate developer and real estate fund sponsor. From 1998 to 2012, Ms. Sciutto served as Chief Financial Officer of California Coastal Communities, Inc. (“CALC”), a residential land development and homebuilding company. From 1993 until 1998, Ms. Sciutto was the Controller of CALC and its predecessor companies Koll Real Estate Group, Inc. and The Bolsa Chica Company. On October 27, 2009, CALC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the Central District of California. On March 1, 2011, CALC emerged from bankruptcy and became a privately held company. Ms. Sciutto also has five years of experience as a certified public accountant with the accounting firm of KPMG LLP. Ms. Sciutto received her B.S. in Business Administration with a concentration in Accounting from Cal Poly State University, San Luis Obispo in 1982. She also holds an active CPA license in the state of California.

There are no arrangements or understandings between Ms. Sciutto and any other person pursuant to which she was appointed to serve as an executive officer of the Company. There are also no family relationships between Ms. Sciutto and any director or executive officer of the Company, and Ms. Sciutto does not have a direct or indirect material interest in any “related party” transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX STUDENT HOUSING REIT, INC. (Exact name of issuer as specified in its charter)

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: July 10, 2018